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Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-27-17 (MM/DD/YY) AND ENDING 12-31-18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 NE 8th Street, Suite 400
(No. and Street)

Bellevue (City) Washington (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Noone 206-245-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory Noone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BP Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUPARAT BROADWELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
07-28-19

Signature

Chief Executive Officer
Title

Notary Public 2/27/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management statement regarding compliance with the Exemptive Provision of SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BP SECURITIES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2018

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
BP Securities, LLC
Bellevue, Washington

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BP Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BP Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of BP Securities, LLC's management. Our responsibility is to express an opinion on BP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as BP Securities, LLC's auditor since 2018.
New York, New York
February 27, 2019

BP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$31,394
Accounts Receivable	$40,906
Investment in Securities, at Fair Value	$17,200
TOTAL ASSETS	$89,500
LIABILITIES & MEMBERS EQUITY	
Liabilities	
Accrued Expenses	$457
Total Liabilities	$457
Member's Equity	$89,043
TOTAL LIABILITIES & MEMBER'S EQUITY	$89,500

See Notes to the Financial Statement

BP SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1: NATURE OF OPERATIONS

BP Securities, LLC (the "Company") was formed on March 27, 2017, as a Washington State limited liability company, and its member has limited liability for the obligations and debts of the Company. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients with mergers, acquisitions, and divestitures. The Company is a wholly owned subsidiary of Berntson Porter Corporate Advisory, LLC (the "Member"). The Company was approved to commence operations as a registered broker-dealer on November 27, 2017.

The Company operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3. The Company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company acts primarily to arrange, on behalf of clients, the purchase of operating businesses, whether structured as a purchase of assets, equity, merger, or otherwise.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed, and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Concentration of Risks: The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times, deposits may exceed federally insured limits.

Accounts Receivable: Accounts receivable are carried at their estimated net realizable amount, reduced for allowances for doubtful accounts, as applicable. The Company evaluates its receivables to determine collectability, as necessary.

Valuation of Investments at Fair Value: The Company applies the provisions of ASC 820, Fair Market Measurements, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgement used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices of similar assets and liabilities, and other observable information that can be corroborated by market data.

Level 3- Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company's investment in securities at December 31, 2018 consists of unexercised warrants held in Elevat, Inc., a privately held company located in the United States of America. The fair value of the warrants as of December 31, 2018 was determined based on a valuation using the Black-Scholes Option-Pricing Model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices and interest rates). The Company utilized five-years of historical volatility for comparable companies that are publicly-traded with a range of inputs from 41.9% to 65.3% with a median input of 51.2%. Unobservable inputs are used to derive the fair value and require significant judgement or estimation by management and are classified as Level 3 securities.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes: The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expenses for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of its member. The Company is subject to Business and Occupation taxes ("B&O Taxes") in the State of Washington and the City of Bellevue.

NOTE 3: FAIR VALUE MEASUREMENTS

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis, at December 31, 2018:

Asssets	Level 1	Level 2	Level 3	Total
Unexercised Warrants - Private Company	-	-	$17,200	$17,200

The change in the Company's investment, which is classified as Level 3, is as follows, for the period November 27, 2017 (commencement of operations) through December 31, 2018:

Balance, November 27, 2017	-
Purchases	$17,200
Unrealized Gain (Loss)	-
Balance, December 31, 2018	$17,200

NOTE 4: RELATED PARTY TRANSACTIONS

Effective August 31, 2017, the Company entered into an Expense Sharing Agreement with the Member (the "Expense Sharing Agreement"). The Expense Sharing Agreement was amended and restated on July 1, 2018. The Company pays an agreed upon amount of (i) rent, (ii) general & administrative expenses, (iii) technology, data and communications expenses, and (iv) a management fee, to the Member.

NOTE 5: NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission (the "SEC") the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2018, the Company's net capital, as defined, of $30,937, exceeded the required minimum net capital by $25,937. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 0.02 to 1.

NOTE 6: SECURITIES INVESTOR PROTECTION CORPORATION

As per the provisions of rule 17a-5(e)(4) of the SEC, and in accordance with the Securities Investors Protection Corporation ("SIPC") instructions on the completion of Form SIPC-7, since the Company's revenue during the period ended December 31, 2018 is in excess of $500,000 the Company is required to file a supplemental report from an independent registered public accounting firm on applying agreed-upon procedures.

NOTE 7: MEMBERS EQUITY

The Company has one member which owns 100% of the membership interests. The member received distributions from the Company in the amount of $1,685,000 for the period November 27, 2017 (commencement of operations) through December 31, 2018.

NOTE 8: CONCENTRATIONS

Amounts due from one customer represent 100% of accounts receivable at December 31, 2018. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirements, or otherwise.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2019, the date on which the financial statements were available to be issued.